SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

BVR Systems Wins an Infantry Simulator Contract valued at US$2.6 Million

ROSH HA’AYIN, Israel, November 8th 2004 /PRNewswire-FirstCall/ – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF – News), today announced the award of a contract, valued at US$2.6 million, for the supply of an Infantry Multi-Weapon Firing Simulation System to Systex Corporation, a leading systems integration company.

The Infantry Multi-weapons Firing Simulation System is designed to be a state of the art computer-based tactics and infantry combat trainer for advanced small arms training.

The Infantry Multi-weapons Firing Simulation System is a complete small arms weapons training facility. BVR, with its extensive experience in simulation and training will be the design authority for this program. The system includes a number of firing stations for an assortment of rifles, machine guns, and mortars. The system also incorporates sophisticated image processing, applicable software and a sophisticated scoring mechanism at the integrated Instructor Stations. BVR’s training and simulation systems are unrivaled in capability, reliability and maintainability.

BVR Systems’ Chief Executive Officer, Ilan Gillies, commented: “We view this contract as an opportunity to expand BVR’s capabilities into the area of homeland security by providing training solutions for low-intensity conflicts, urban warfare and counter-terror scenarios. This is another step in BVR’s plan to strengthen its position as a provider of integrated live, virtual and constructive training solutions”.

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Contacts:
Ilan Gillies
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: November 9, 2004